FILED BY ECLIPSE RESOURCES CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: BLUE RIDGE MOUNTAIN RESOURCES, INC.

ECLIPSE RESOURCES CORPORATION COMMISSION FILE NO. 001-36511

On August 27, 2018, John Reinhart, the President and CEO of Blue Ridge Mountain Resources, Inc. (“Blue Ridge”), sent an email to Blue Ridge employees, which contained the following:

Valued Employees,

By now you have read the public announcement about the merger of Eclipse (“ECR”) with Blue Ridge Mountain Resources (“BRMR”). This transaction is the culmination of BRMR participation in the Strategic Review Process the Board of Directors of ECR initiated in March of this year. The strategic combination of the two companies will create a combined organization with outstanding assets, greater scale, a stronger balance sheet, attractive growth plans, and increased cash flows; all of which will position the company to be a leading Appalachian E&P company.

Mergers such as this is not new for our industry, or basin. There have been many company consolidations and acquisitions within our industry throughout the U.S., especially in the last few years as commodity prices have stagnated at lower levels. It is necessary for us to grow to remain competitive and achieve sustained profitability. The combination of ECR and BRMR will help us achieve that growth and profitability. Given our ultimate responsibility is to maximize value for our shareholders, we believe this merger will be a further step towards enhancing shareholder value for both company’s investors.

Under the terms of the agreement Eclipse and Blue Ridge will combine in an all-stock merger, with Eclipse stockholders retaining 57.5% of the combined company and Blue Ridge stockholders receiving 42.5%. This transaction has been unanimously approved by the board of directors of each company as well as the stockholders representing a majority of Eclipse Resources stock. We expect the deal to close during the fourth quarter of 2018. If you have not read the full announcement, please take a moment to read the press release, which is posted on our external website, along with being attached to this email.

I know that there are questions about how this affects us all. I want to acknowledge that many of the details regarding the transition and integration of the combined businesses remain in the planning phase, including organization details, timing, etc. The initial priorities of the combined company will be centered on integrating BRMR data and processes into the Eclipse processes, as they are the surviving public company, throughout the remainder of the year. This focus is critical in executing our 2019 business plan. The accelerated drilling and completion activities planned are envisioned to be self-funded, including through anticipated modification of ECR’s revolving line of credit into a larger facility with an increased borrowing base that is facilitated by the transaction. The proforma company is planning on running 2-3 rigs in 2019 that provides continued attractive growth into the future.

The company’s HQ will initially remain in State College at transaction close with the intent of 2018 focus, as stated above, being keenly placed on integration of Eclipse processes and BRMR data into a unified structure that efficiently facilitates our 2019+ growth plans. During 2019, planning will be enacted to facilitate a transition of the corporate support activities of the combined company to Irving, Texas. This process is envisioned to be completed around mid-year 2019. Management understands the sensitivity surrounding this forthcoming move and the importance of maintaining frequent communication updates with all staff to ensure employees are fully updated on the progress of this 2019 transition.

Additionally, in the public announcement you will see that there are a number of executive level management changes which will go into effect at the close of the transaction, or soon thereafter. John Reinhart, current CEO of BRMR, will be assuming the CEO role for the combined company, Matt Rucker will be assuming the SVP Resource Development & Planning role, Paul Johnston will be assuming the EVP General Counsel role, and Oleg Tolmachev assuming the EVP and COO role effective at transaction close.

On behalf of all of us, I would like to thank you for the hard work and many accomplishments that you have achieved over the last couple of years at BRMR and we look forward to building upon our successes with the combined resources that this transaction facilitates.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Eclipse Resources Corporation (the “Company”) and Blue Ridge. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Additional Information and Where to Find It

In connection with the Transaction, the Company will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a consent solicitation statement of Blue Ridge and an information statement of the Company and that also constitutes a prospectus of the Company. The Company may also file other documents with the SEC regarding the Transaction. The definitive consent solicitation statement/information statement/prospectus will be sent to the stockholders of the Company and Blue Ridge. This document is not a substitute for the registration statement and consent solicitation statement/information statement/prospectus that will be filed with the SEC or any other documents that the Company may file with the SEC or that the Company or Blue Ridge may send to stockholders of the Company or Blue Ridge in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BLUE RIDGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE CONSENT SOLICITATION STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the consent solicitation statement/information statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s website at www.eclipseresources.com or by contacting the Company’s Investor Relations Department by phone at 814-325-2059.

Participants in Solicitation

The Company, Blue Ridge and certain of their respective directors, executive officers and members of management and employees may be deemed to be participants in the solicitation of consents from the holders of Blue Ridge’s common stock in respect to the Transaction.

Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding Blue Ridge’s directors and executive officers will be contained in the consent solicitation statement/information statement/prospectus and other relevant materials filed with the SEC. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing the Company’s website at www.eclipseresources.com.

Investors may obtain additional information regarding the interests of those persons who may be deemed participants in the Transaction by reading the consent solicitation statement/information statement/prospectus and other relevant documents filed with the SEC regarding the Transaction when they become available. You may obtain free copies of these documents as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company or Blue Ridge expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Blue Ridge may not approve the adoption of the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the Company’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of the Company and Blue Ridge to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Company’s or Blue Ridge’s control, including those risks and factors detailed in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at www.eclipseresources.com and on the SEC’s website at www.sec.gov. All forward-looking statements are based on assumptions that the Company or Blue Ridge believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company and Blue Ridge undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.